SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment No. 1

Under the Securities Exchange Act of 1934

Hudson Acquisition I Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44364H209
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44364H209	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

L1 Capital Global Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12	TYPE OF REPORTING PERSON
FI

CUSIP No. 44364H209	13G/A	Page 3 of 5 Pages

Item 1.	Security and Issuer.

(a)	Name of Issuer:

Hudson Acquisition I Corp.

(b)	Address of Issuer:

19 West 44th Street, Suite 1001, New York, NY 10036

Item 2.	Identity and Background.

(a)	Name of Person Filing:

L1 Capital Global Opportunities Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

161A Shedden Road, 1 Artillery Court

PO Box 10085

Grand Cayman, Cayman Islands KY1-1001

(c)	Citizenship or Place of Organization:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock

(e)  CUSIP Number:

44364H209

Item 3.

Not applicable.

CUSIP No. 44364H209	13G/A	Page 4 of 5 Pages

Item 4.	Ownership.

(a)-(c)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

The percentage set forth on Row (11) of the cover page for the reporting person is based on 4,500,156 shares of common stock outstanding as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on December 21, 2023.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 44364H209	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	L1 Capital Global Opportunities Master Fund Ltd.

February 9, 2024	By:	/s/ David Feldman
David Feldman, Director